UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Samsara Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

79589L106
(CUSIP Number)

AH Capital Management, L.L.C. 2865 Sand Hill Road, Suite 101 Menlo Park, CA 94025 (650) 798-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andreessen Horowitz Fund IV, L.P. (“AH IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,745,078 shares of Class B Common Stock,[1] for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P. (“AH IV-A”), Andreessen Horowitz Fund IV-B, L.P. (“AH IV-B”), and Andreessen Horowitz Fund IV-Q, L.P. (“AH IV-Q”), except that AH Equity Partners IV, L.L.C. (“AH Equity IV”), the general partner of AH IV, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”), the managing members of AH Equity IV, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
54,745,078 shares of Class B Common Stock,[1] for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, except that AH Equity IV, the general partner of AH IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,745,078[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.4%[2]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

1 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH IV, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the Issuer’s Form 10-Q filed on September 6, 2022 with the Securities and Exchange Commission (File No. 001-41140) (the “10-Q”), the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 10.6%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners IV, L.L.C. (“AH Equity IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
54,745,078 shares of Class B Common Stock,[3] all of which are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q. AH Equity IV, the general partner of AH IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
54,745,078 shares of Class B Common Stock,[3] all of which are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q. AH Equity IV, the general partner of AH IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,745,078[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.4%[4]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

3 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

4 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH IV, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 10.6%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Parallel Fund IV, L.P. (“AH Parallel IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,974,501 shares of Class B Common Stock,[5] for itself and as nominee for AH Parallel Fund IV-A, L.P. (“AH Parallel IV-A”), AH Parallel Fund IV-B, L.P. (“AH Parallel IV-B”), and AH Parallel Fund IV-Q, L.P. (“AH Parallel IV-Q”), except that AH Equity Partners IV (Parallel), L.L.C. (“AH Equity IV Parallel”), the general partner of AH Parallel IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV Parallel, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
4,974,501 shares of Class B Common Stock,[5] for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, except that AH Equity IV Parallel, the general partner of AH Parallel IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV Parallel, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,974,501[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%[6]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

5 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

6 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH Parallel IV, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 1.0%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners IV (Parallel), L.L.C. (“AH Equity IV Parallel”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,974,501 shares of Class B Common Stock,[7] all of which are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. AH Equity IV Parallel, the general partner of AH Parallel IV, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity IV Parallel, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
4,974,501 shares of Class B Common Stock,[7] all of which are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q. AH Equity IV Parallel, the general partner of AH Parallel IV, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity IV Parallel, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,974,501[7]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%[8]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

7 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

8 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the Class B Common Stock held of record by AH Parallel IV, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 1.0%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Parallel Fund V, L.P. (“AH Parallel V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,633,880 shares of Class B Common Stock,[9] for itself and as nominee for AH Parallel Fund V-A, L.P. (“AH Parallel V-A”), AH Parallel Fund V-B, L.P. (“AH Parallel V-B”), and AH Parallel Fund V-Q, L.P. (“AH Parallel V-Q”), except that AH Equity Partners V (Parallel), L.L.C. (“AH Equity V Parallel”), the general partner of AH Parallel V, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity V Parallel, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
5,633,880 shares of Class B Common Stock,[9] for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, except that AH Equity V Parallel, the general partner of AH Parallel V, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity V Parallel, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,633,880[9]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%[10]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

9 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

10 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH Parallel V, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 1.1%..

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners V (Parallel), L.L.C. (“AH Equity V Parallel”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,633,880 shares of Class B Common Stock,[11] all of which are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q. AH Equity V Parallel, the general partner of AH Parallel V, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity V Parallel, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
5,633,880 shares of Class B Common Stock,[11] all of which are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q. AH Equity V Parallel, the general partner of AH Parallel V, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity V Parallel, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,633,880[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%[12]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

11 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

12 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH Parallel V, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 1.1%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andreessen Horowitz LSV Fund I, L.P. (“AH LSV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,561,282 shares of Class B Common Stock,[13] for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. (“AH LSV I-B”) and Andreessen Horowitz LSV Fund I-Q, L.P. (“AH LSV I-Q”), except that AH Equity Partners LSV I, L.L.C. (“AH Equity LSV I”), the general partner of AH LSV I, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
13,561,282 shares of Class B Common Stock,[13] for itself and as nominee for AH LSV I-B and AH LSV I-Q, except that AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,561,282[13]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%[14]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

13 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

14 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH LSV I, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 2.6%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners LSV I, L.L.C. (“AH Equity LSV I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,561,282 shares of Class B Common Stock,[15] all of which are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q. AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
13,561,282 shares of Class B Common Stock,[15] all of which are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q. AH Equity LSV I, the general partner of AH LSV I, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV I, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,561,282[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%[16]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

15 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

16 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH LSV I, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 2.6%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andreessen Horowitz LSV Fund III, L.P. (“AH LSV III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,995,652 shares of Class A Common Stock, for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. (“AH LSV III-B”) and AH 2022 Annual Fund, L.P. (“AH 2022 Annual”), except that AH Equity Partners LSV III, L.L.C. (“AH Equity LSV III”), the general partner of AH LSV III, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV III, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
3,995,652 shares of Class A Common Stock, for itself and as nominee for AH LSV III-B and AH 2022 Annual, except that AH Equity LSV III, the general partner of AH LSV III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV III, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,995,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%[17]
14	TYPE OF REPORTING PERSON (See Instructions)
PN

17 This percentage is calculated based upon 110,731,695 shares of Class A Common Stock outstanding as of August 30, 2022, as set forth in the 10-Q, plus 3,271,524 shares of Class A Common Stock converted from Class B Common Stock by AH IV on September 6, 2022.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AH Equity Partners LSV III, L.L.C. (“AH Equity LSV III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,995,652 shares of Class A Common Stock, all of which are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual. AH Equity LSV III, the general partner of AH LSV III, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV III, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER
See response to row 7.
	9	SOLE DISPOSITIVE POWER
3,995,652 shares of Class A Common Stock, all of which are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual. AH Equity LSV III, the general partner of AH LSV III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity LSV III, may be deemed to have shared power to dispose of these shares.
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,995,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%[18]
14	TYPE OF REPORTING PERSON (See Instructions)
OO

18 This percentage is calculated based upon 110,731,695 shares of Class A Common Stock outstanding as of August 30, 2022, as set forth in the 10-Q, plus 3,271,524 shares of Class A Common Stock converted from Class B Common Stock by AH IV on September 6, 2022.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares.
	8	SHARED VOTING POWER
82,958,366 shares,[19] of which (a) 54,745,078 shares of Class B Common Stock are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, (b) 4,974,501 shares of Class B Common Stock are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, (c) 5,633,880 shares of Class B Common Stock are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, (d) 13,561,282 shares of Class B Common Stock are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (e) 3,995,652 shares of Class A Common Stock are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual, and (f) 47,973 shares of Class A Common Stock are held of record by the LAMA Community Trust. Andreessen is (i) a managing member of AH Equity IV, the general partner of AH IV, (ii) a managing member of AH Equity IV Parallel, the general partner of AH Parallel IV, (iii) a managing member of AH Equity V Parallel, the general partner of AH Parallel V, (iv) a managing member of AH Equity LSV I, the general partner of AH LSV I, (v) a managing member of AH Equity LSV III, the general partner of AH LSV III, and (vi) a trustee of the LAMA Community Trust, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
0 shares.
	10	SHARED DISPOSITIVE POWER
82,958,366 shares,[19] of which (a) 54,745,078 shares of Class B Common Stock are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, (b) 4,974,501 shares of Class B Common Stock are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, (c) 5,633,880 shares of Class B Common Stock are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, (d) 13,561,282 shares of Class B Common Stock are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (e) 3,995,652 shares of Class A Common Stock are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual, and (f) 47,973 shares of Class A Common Stock are held of record by the LAMA Community Trust. Andreessen is (i) a managing member of AH Equity IV, the general partner of AH IV, (ii) a managing member of AH Equity IV Parallel, the general partner of AH Parallel IV, (iii) a managing member of AH Equity V Parallel, the general partner of AH Parallel V, (iv) a managing member of AH Equity LSV I, the general partner of AH LSV I, (v) a managing member of AH Equity LSV III, the general partner of AH LSV III, and (vi) a trustee of the LAMA Community Trust, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,958,366[19]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%[20]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

19 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

20 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH IV, AH Parallel IV, AH Parallel V and AH LSV I, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 16.1%.

CUSIP No.	79589L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benjamin Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares.
	8	SHARED VOTING POWER
82,940,190 shares,[21] of which (a) 54,745,078 shares of Class B Common Stock are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, (b) 4,974,501 shares of Class B Common Stock are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, (c) 5,633,880 shares of Class B Common Stock are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, (d) 13,561,282 shares of Class B Common Stock are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (e) 3,995,652 shares of Class A Common Stock are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual, and (f) 29,797 shares of Class A Common Stock are held of record by The 1997 Horowitz Family Trust. Horowitz is (i) a managing member of AH Equity IV, the general partner of AH IV, (ii) a managing member of AH Equity IV Parallel, the general partner of AH Parallel IV, (iii) a managing member of AH Equity V Parallel, the general partner of AH Parallel V, (iv) a managing member of AH Equity LSV I, the general partner of AH LSV I, (v) a managing member of AH Equity LSV III, the general partner of AH LSV III, and (vi) a trustee of The 1997 Horowitz Family Trust, and may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER
0 shares.
	10	SHARED DISPOSITIVE POWER
82,940,190 shares,[21] of which (a) 54,745,078 shares of Class B Common Stock are held of record by AH IV, for itself and as nominee for AH IV-A, AH IV-B, and AH IV-Q, (b) 4,974,501 shares of Class B Common Stock are held of record by AH Parallel IV, for itself and as nominee for AH Parallel IV-A, AH Parallel IV-B, and AH Parallel IV-Q, (c) 5,633,880 shares of Class B Common Stock are held of record by AH Parallel V, for itself and as nominee for AH Parallel V-A, AH Parallel V-B, and AH Parallel V-Q, (d) 13,561,282 shares of Class B Common Stock are held of record by AH LSV I, for itself and as nominee for AH LSV I-B and AH LSV I-Q, (e) 3,995,652 shares of Class A Common Stock are held of record by AH LSV III, for itself and as nominee for AH LSV III-B and AH 2022 Annual, and (f) 29,797 shares of Class A Common Stock are held of record by The 1997 Horowitz Family Trust. Horowitz is (i) a managing member of AH Equity IV, the general partner of AH IV, (ii) a managing member of AH Equity IV Parallel, the general partner of AH Parallel IV, (iii) a managing member of AH Equity V Parallel, the general partner of AH Parallel V, (iv) a managing member of AH Equity LSV I, the general partner of AH LSV I, (v) a managing member of AH Equity LSV III, the general partner of AH LSV III, and (vi) a trustee of The 1997 Horowitz Family Trust, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
82,940,190[21]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.0%[22]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

21 Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

22 Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming full conversion of the shares of Class B Common Stock held of record by AH IV, AH Parallel IV, AH Parallel V and AH LSV I, but not any of the shares of Class B Common Stock held by any other person). As disclosed in the 10-Q, the Issuer had 110,731,695 outstanding shares of Class A Common Stock and 403,660,075 outstanding shares of Class B Common Stock as of August 30, 2022. On September 6, 2022, AH IV converted 3,271,524 shares of Class B Common Stock into Class A Common Stock. If the outstanding number of shares included the outstanding shares of both Class A Common Stock and Class B Common Stock, this percentage would be 16.1%.

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on December 27, 2021. This Amendment No. 1 relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Samsara Inc., a corporation organized under the laws of the state of Delaware (“Issuer”). This Amendment No. 1 is being filed to reflect the disposition of Class A Common Stock by certain of the Reporting Persons (as defined below).

Item 1.	Security and Issuer

(a)            The class of equity securities to which this Schedule 13D relates is the Class A Common Stock of the Issuer.

(b)            The Issuer’s principal executive offices are located at 1 De Haro Street, San Francisco, California 94107.

Item 2.	Identity and Background

(a)            This Schedule 13D is filed by Andreessen Horowitz Fund IV, L.P., a Delaware limited partnership (“AH IV”), AH Parallel Fund IV, L.P., a Delaware limited partnership (“AH Parallel IV”), AH Parallel Fund V, L.P., a Delaware limited partnership (“AH Parallel V”), Andreessen Horowitz LSV Fund I, L.P., a Delaware limited partnership (“AH LSV I”), Andreessen Horowitz LSV Fund III, L.P., a Delaware limited partnership (“AH LSV III”), AH Equity Partners IV, L.L.C., a Delaware limited liability company (“AH Equity IV”), AH Equity Partners IV (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel IV”), AH Equity Partners V (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel V”), AH Equity Partners LSV I, L.L.C., a Delaware limited liability company (“AH Equity LSV I”), AH Equity Partners LSV III, L.L.C., a Delaware limited liability company (“AH Equity LSV III”), Marc Andreessen (“Andreessen”) and Benjamin Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to herein as the “Reporting Persons.”

AH Equity IV is the general partner of AH IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P. (“AH IV-A”), Andreessen Horowitz Fund IV-B, L.P. (“AH IV-B”), and Andreessen Horowitz Fund IV-Q, L.P. (“AH IV-Q”). Andreessen and Horowitz are managing members of AH Equity IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH IV for itself and as nominee.

AH Equity Parallel IV is the general partner of AH Parallel IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee for AH Parallel Fund IV-A, L.P. (“AH Parallel IV-A”), AH Parallel Fund IV-B, L.P. (“AH Parallel IV-B”), and AH Parallel Fund IV-Q, L.P. (“AH Parallel IV-Q”). Andreessen and Horowitz are managing members of AH Equity Parallel IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee.

AH Equity Parallel V is the general partner of AH Parallel V and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel V for itself and as nominee for AH Parallel Fund V-A, L.P. (“AH Parallel V-A”), AH Parallel Fund V-B, L.P. (“AH Parallel V-B”), and AH Parallel Fund V-Q, L.P. (“AH Parallel V-Q”). Andreessen and Horowitz are managing members of AH Equity Parallel V and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Parallel V for itself and as nominee.

AH Equity LSV I is the general partner of AH LSV I and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. (“AH LSV I-B”) and Andreessen Horowitz LSV Fund I-Q, L.P. (“AH LSV I-Q”). Andreessen and Horowitz are managing members of AH Equity LSV I and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV I for itself and as nominee.

AH Equity LSV III is the general partner of AH LSV III and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH LSV III for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. (“AH LSV III-B”) and AH 2022 Annual Fund, L.P. (“AH 2022 Annual”). Andreessen and Horowitz are managing members of AH Equity LSV III and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH LSV III for itself and as nominee.

(b)            The address of the principal place of business of each of the Reporting Persons is c/o Andreessen Horowitz, 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c)            The principal occupation of each of Andreessen and Horowitz is as the co-founder and managing member of the venture capital firm Andreessen Horowitz. The principal business of each of the other Reporting Persons is the venture capital investment business.

(d)            During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The responses of the Reporting Persons with respect to row 6 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations

Direct Purchase of Series A Preferred Stock

On May 5, 2015, AH IV entered into a Series A Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH IV purchased, for itself and as nominee, 40,492,830 shares of Series A Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $14,900,011.68 in the aggregate.

Direct Purchase of Series B Preferred Stock

On December 1, 2016, AH IV entered into a Series B Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH IV purchased, for itself and as nominee, 9,259,278 shares of Series B Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $7,000,014.17 in the aggregate.

Direct Purchase of Series C Preferred Stock

On June 15, 2017, AH IV entered into a Series C Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH IV purchased, for itself and as nominee, 3,951,276 shares of Series C Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $5,667,653.85 in the aggregate.

Direct Purchase of Series D Preferred Stock

On March 16, 2018, AH IV entered into a Series D Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH IV purchased, for itself and as nominee, 4,313,218 shares of Series D Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $15,092,997.28 in the aggregate.

On March 16, 2018, AH Parallel IV entered into a Series D Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Parallel IV purchased, for itself and as nominee, 4,974,501 shares of Series D Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $17,406,987.10 in the aggregate.

Direct Purchase of Series E Preferred Stock

On December 21, 2018, AH Parallel V entered into a Series E Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Parallel V purchased, for itself and as nominee, 1,690,164 shares of Series E Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $14,999,988.20 in the aggregate.

On January 6, 2019, AH Parallel V entered into a Series E Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH Parallel V purchased, for itself and as nominee, 3,943,716 shares of Series E Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $34,999,972.46 in the aggregate.

Direct Purchase of Series F Preferred Stock

On September 13, 2019, AH LSV I entered into a Series F Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH LSV I purchased, for itself and as nominee, 7,082,002 shares of Series F Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification) from the Issuer for $99,999,992.85 in the aggregate.

On May 15, 2020, AH LSV I entered into an Extension Series F Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which AH LSV I purchased, for itself and as nominee, 4,520,428 shares of Series F Preferred Stock from the Issuer for $50,000,002.07 in the aggregate.

Conversion of Preferred Stock

In connection with the closing of the Issuer’s initial public offering on December 17, 2021 (the “Initial Offering”), each share of the Issuer’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock was automatically converted into one share of the Issuer’s Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

Purchase in Initial Offering

On December 17, 2021, AH LSV III purchased, for itself and as nominee, 3,995,652 shares of the Issuer’s Class A Common Stock from the underwriters in the Initial Offering, for $23.00 per share, or $91,899,996.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on December 15, 2021 with the Securities and Exchange Commission (File No. 333-261204) (the “Prospectus”).

Pro Rata In-Kind Distribution

On September 6, 2022, AH IV, AH IV-A, AH IV-B and AH IV-Q converted an aggregate of 3,271,524 shares of the Issuer’s Class B Common Stock into Class A Common Stock and distributed, for no consideration, an aggregate of 3,271,524 shares of the Issuer’s Class A Common Stock in a pro rata in-kind distribution to their respective partners and to AH Equity IV. On the same date, AH Equity IV distributed, for no consideration, all of the shares of the Issuer’s Class A Common Stock it received from AH IV, AH IV-A, AH IV-B and AH IV-Q in a pro rata in-kind distribution to its members. AH Capital Management, L.L.C. (“AH Capital Management”) received 242 shares of Class A Common Stock from AH Equity IV in connection with the aforementioned pro rata in-kind distribution. Andreessen and Horowitz are members of AH Capital Management and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer held of record by AH Capital Management. On September 6, 2022, the closing price of the Issuer’s Class A Common Stock on the New York Stock Exchange was $13.04.

Sale by AH Capital Management

On September 7, 2022, AH Capital Management sold 242 shares of Class A Common Stock at a weighted average price of $12.5411 per share, or $3,034.95 in the aggregate, in open market sales. The shares were sold at prices ranging from $12.19 to $12.82. AH Capital Management undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

Source of Funds

The source of the funds for all purchases and acquisitions by AH IV, AH Parallel IV, AH Parallel V, AH LSV I and AH LSV III was from working capital.

No part of the purchase price was borrowed by AH IV, AH Parallel IV, AH Parallel V, AH LSV I or AH LSV III for the purpose of acquiring any securities discussed in this Item 3.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Class A Common Stock and/or retain and/or sell all or a portion of the Class A Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Class A Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The responses of the Reporting Persons with respect to rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

Calculations of the percentage of the shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 110,731,695 shares of Class A Common Stock outstanding as of August 30, 2022, as reported in the Issuer’s Form 10-Q filed on September 6, 2022 with the Securities and Exchange Commission (File No. 001-41140), plus 3,271,524 shares of Class A Common Stock converted from Class B Common Stock by AH IV on September 6, 2022.

(c)            Except as described in Item 3 of this Schedule 13D, which descriptions are incorporated herein by reference, none of the Reporting Persons have engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

(d)            Under certain circumstances set forth in the limited partnership agreement of each of AH IV, AH Parallel IV, AH Parallel V, AH LSV I and AH LSV III and the limited liability company agreement of each of AH Equity IV, AH Equity IV Parallel, AH Equity V Parallel, AH Equity LSV I and AH Equity LSV III the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer, AH IV, AH Parallel IV, AH Parallel V and AH LSV I and certain other investors entered into an Amended and Restated Investors’ Rights Agreement dated January 13, 2021 (the “Rights Agreement”). The Rights Agreement grants to AH IV, AH Parallel IV, AH Parallel V and AH LSV I and certain other parties thereto certain rights including demand registration rights, piggyback registration rights and Form S-3 registration rights. Such registration rights will expire, with respect to any particular stockholder, upon the earlier of: (i) a Deemed Liquidation Event or a Stock Sale (as such terms are defined in the Rights Agreement), (ii) five (5) years after the closing of the Initial Offering or (iii) at such time following the Initial Offering when such stockholder holds less than 1% of the Issuer’s outstanding securities and all Registrable Securities (as defined therein) of such stockholder may be sold pursuant to Rule 144 of the Securities Act of 1933, as amended, within a ninety (90) day period. This summary is qualified by the actual terms of the Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

AH IV, AH Parallel IV, AH Parallel V and AH LSV I entered into a letter agreement with Morgan Stanley & Co. LLC, as representative of the underwriters, on November 19, 2021 and Andreessen entered into a letter agreement with Morgan Stanley & Co. LLC, as representative of the underwriters, on November 19, 2021 (together, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, AH IV, AH Parallel IV, AH Parallel V, AH LSV I and Andreessen agreed that they would not, without the prior written consent of the underwriters and subject to limited exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock beneficially owned by such persons or any other securities so owned by such persons that are convertible into or exercisable or exchangeable (directly or indirectly) for, or that represent the right to receive, shares of Class A Common Stock (including, without limitation, the Issuer’s Class B Common Stock, the Issuer’s preferred stock or securities which may be issued upon exercise of stock options, restricted stock units or other equity awards granted under an equity incentive plan or other equity award arrangement) (collectively, the “Other Securities”), (ii) enter into any swap, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock or Other Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A Common Stock or Other Securities, in cash or otherwise or (iii) publicly disclose the intention to take any of the actions restricted by clause (i) or (ii), in each case, for a period of 180 days after the date of the Prospectus. This summary is qualified by the actual terms of the Lock-up Agreements, a copy of the form of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Andreessen, in his capacity as a director of the Issuer, entered into an Indemnification Agreement with the Issuer. This summary is qualified by the actual terms of the Indemnification Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

A	Agreement of Joint Filing

B

Amended and Restated Investors’ Rights Agreement, filed on November 19, 2021 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-261204), and incorporated herein by reference.

C

Form of Lock-Up Agreement, filed as Exhibit A to the Underwriting Agreement filed on December 6, 2021 as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-261204), and incorporated herein by reference.

D

Form of Indemnification Agreement for directors, filed on December 6, 2021 as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-261204), and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2022

Andreessen Horowitz Fund IV, L.P.
for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P.

By: AH Equity Partners IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund IV, L.P.
for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B L.P. and AH Parallel Fund IV-Q, L.P.

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund V, L.P.
for itself and as nominee for AH Parallel Fund V-A, L.P., AH Parallel Fund V-B L.P. and AH Parallel Fund V-Q, L.P.

By: AH Equity Partners V (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners V (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz LSV Fund I, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

By: AH Equity Partners LSV I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners LSV I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz LSV Fund III, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. and AH 2022 Annual Fund, L.P.

By: AH Equity Partners LSV III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners LSV III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the U.S. Securities and Exchange Commission.

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Class A Common Stock of Samsara Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: September 9, 2022

Andreessen Horowitz Fund IV, L.P.
for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P.

By: AH Equity Partners IV, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund IV, L.P.
for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B L.P. and AH Parallel Fund IV-Q, L.P.

By: AH Equity Partners IV (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners IV (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Parallel Fund V, L.P.
for itself and as nominee for AH Parallel Fund V-A, L.P., AH Parallel Fund V-B L.P. and AH Parallel Fund V-Q, L.P.

By: AH Equity Partners V (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners V (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz LSV Fund I, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

By: AH Equity Partners LSV I, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners LSV I, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz LSV Fund III, L.P.
for itself and as nominee for Andreessen Horowitz LSV Fund III-B, L.P. and AH 2022 Annual Fund, L.P.

By: AH Equity Partners LSV III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners LSV III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Marc Andreessen*

Benjamin Horowitz

/s/ Scott Kupor
Scott Kupor, Attorney-in-Fact for Benjamin Horowitz*

*Signed pursuant to a Power of Attorney already on file with the U.S. Securities and Exchange Commission.